Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 28 - 2006

DECEMBER 6, 2006
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES ITS FIRST GOLD POUR AT CASA BERARDI

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to announce the pouring of its first gold dore bars at its 100% owned Casa Berardi Mine, situated in the Abitibi region of north-western Quebec.  Two gold dore bars, weighing a total of 1,105 ounces, were poured from gold recovered in the gravity circuit on December 4, 2006.  Future gold pours will contain gold recovered from both the gravity and carbon-in-leach circuits.  The approximate gold content of these bars, excluding silver and impurities, is estimated at 776 ounces, with an estimated value of approximately US $492,000.

“The initial gold pour is a major milestone in the successful development of Casa Berardi.” said David P. Hall, President and Chief Executive Officer.  “Reaching this landmark, on schedule and on budget, is a testament to the highly skilled and dedicated team we have at Aurizon.   We are also pleased that the market is re-rating Aurizon’s shares to reflect its producer status, and that our shareholders are being rewarded for their continued support of the independent development of this project.” he added.

Aurizon expects to achieve commercial production at Casa Berardi in the first quarter of 2007, with the production gradually increasing from the initial planned rate of 1,600 tonnes per day to 2,200 tonnes per day by the end of 2007.  It is estimated that Casa Berardi will produce approximately 185,000 ounces of gold in 2007 at an estimated total cash cost of US$250 per ounce, using a Canadian dollar exchange rate of 1.13.

Casa Berardi is currently forecast to produce 1,092,000 ounces of gold from 4.8 million tonnes of ore over the initial 6.2 year operating plan, based on current mineral reserves. Additional mineral resources comprise 2.7 million tonnes of indicated resources with an average grade of 5.1 grams of gold per tonne and 5.6 million tonnes of inferred resources averaging 6.5 grams of gold per tonne.

Aurizon is a pure gold company with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact David Hall, President or Ian S. Walton, Chief Financial Officer,
at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

Aurizon Mines Ltd.
News Release – December 6, 2006

Aurizon Announces Its First Gold Pour at Casa Berardi

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's strategic plans, the timing of bringing Casa Berardi into production, mine life, future commercial production, and work programs. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “forecast”, "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; or in the delays in the completion of development or construction activities, environmental risks and hazards, risks of delays in construction and other risks more fully described in the Feasibility Study for the Casa Berardi Project, dated October 26, 2005, Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.